January 27, 2006

Amanda M. Darby, Esq.
General Counsel and Secretary
Rentech, Inc.
1331 Seventeenth Street, Suite 720
Denver, Colorado 80202

	Re:	Rentech, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 4, 2006
File No. 0-19260

Dear Ms. Darby:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the proxy statement was filed under the EDGAR form PRE 14A instead of PREM 14A. Because the proxy statement relates to a business combination, the code PREM 14A should be used.

2. Please disclose whether or not you received any report or appraisal regarding the purchase of Royster. If so, please provide the information required by Item 14(b)(6) of Schedule 14A.

3. Please provide the information required by Items
1004(a)(2)(vii)
of Regulation M-A.

Summary

4. When you discuss the acquisition consideration, please disclose the amount of net working capital based upon a recent practicable date and clarify that it is based upon Royster`s net working capital.

5. Please describe in greater detail the source of funds for the consideration. For example, discuss that you currently have commitments for $35 million for the financing.

Background of the Stock Purchase, page 21

6. Please disclose why you selected Royster to acquire, whether you considered other companies and which party made initial contact regarding the proposed transaction.

7. In the third paragraph, please disclose who you granted the stock options to.

8. Please tell us with a view towards disclosure of the basis for the different exercise prices upon which you granted the options in August 2004.

9. Please disclose any issues that led to the initial expiration of the stock purchase agreement in March 2005.

Cautionary Statement Concerning Representations . . . , page 23

10. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a stock purchase agreement. Please revise your disclosure accordingly.

11. We note your statement "the representations and warranties are summarized in this proxy statement solely to provide information regarding the terms conditions of Stock Purchase Agreement and not to provide you with any other information regarding RCN, Rentech, Rentech Development or Royster." The stock purchase agreement was filed as an annex to a publicly filed document. Please revise as appropriate to remove the implication that the referenced agreement and the summary thereof does not constitute a public disclosure. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

12. We note your statement that the representations and warranties "are subject to modification or qualification by other disclosures made in connection with the negotiation of their terms and conditions of the Stock Purchase Agreement." Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the agreement, you have provided corrective disclosure.

Additional Information, page 35

13. We note that your Form 10-K contains additional disclosure regarding the acquisition of RCN that is not included in the preliminary proxy statement. You also make cross-references to the Form 10-K. Therefore, please include a statement that you are incorporating by reference your Form 10-K.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct questions to Brigitte Lippmann at (202) 942-
0755.
You may also call the undersigned Branch Chief at (202) 942-2864, who supervised the review of your filing.

Sincerely,



Jennifer Hardy
Branch Chief

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Amanda M. Darby, Esq.
Rentech, Inc.
January 27, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE